

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2010

Robin Raina
President & Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, Georgia 30328

  Re: **Ebix, Inc.**
    Registration Statement on Form S-4
    Filed October 14, 2010
    File No. 333-169948

Dear Mr. Raina:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Opinion of Financial Advisor to ADAM, page 31

1. We note that you disclose that under the terms of its engagement letter with Needham & Company, ADAM has paid or agreed to pay Needham & Company fees in amounts that ADAM and Needham & Company believe are customary in transactions of this nature. Please additionally disclose the actual fees that will be paid to Needham & Company. Please refer to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

EBIX SEC Filings, page 76

2. Please update the documents that you incorporate by reference to include the Forms 8-K filed on January 8, and February 18, 2010 as well as the Form 10-Q for the quarterly period ended September 30, 2010 filed on November 11, 2010 and any other reports "filed" pursuant to Section 13(a) or 15(d) prior to effectiveness. Please refer to Item 11(a) of Form S-4.

The Merger Agreement, page 47

3.   We note the statement that appears immediately before the Agreement and Plan of Merger. These disclaimers assert that the Agreement and Plan of Merger described in the proxy statement and included as Annex A are only to provide shareholders with information regarding its terms and conditions, and not to provide any other factual information regarding Ebix, ADAM or their respective businesses and therefore shareholders should not rely on the representations and warranties in the Agreement and Plan of Merger as characterizations of the actual state of facts about Ebix or ADAM. These statements are also repeated on page 47. General disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when you are aware of material contradictory information, and additional disclosure by you is appropriate in such circumstances. Please tell us how this disclaimer is consistent with your disclosure obligations and whether you are aware of any material contradictory information or additional disclosure.

Item 22. Undertakings, page II-3

4.   Please include all undertakings required by Item 512(a) of Regulation S-K or tell us why you believe certain undertakings are not required.

Exhibit 5.1 Legal Opinion

5.   We note that the legal opinion is limited to the laws of the State of Georgia, even though you are a Delaware corporation. Please have your counsel revise its opinion to remove such limitation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Phil Rothenberg at (202) 551-3466 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Richard A. Denmon
        Charles M. Harrell, Jr.